October 12, 2012

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	John Cash
Era Anagnosti
Jay Ingram

Re:	Biosolar, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 333-138910

Ladies and Gentlemen:

The following addresses the comments of the reviewing staff of the Commission set forth in its letter dated October 5, 2012.  We respond to such comments as follows:

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.
Throughout the filing we note disclosure that you are “developing a technology to produce bio-based materials from renewable plant sources;” however, none of these sources have been identified in the filing.  With a view towards future disclosure, please tell us what renewable plant sources you are using in the development of your technology.  In this regard, please also note the disclosure requirements of Item 101(h)(4)(v) of Regulation S-K related to disclosure of sources and availability of raw materials.

Response: The renewable plant source that the Company currently uses is Nylon 11, which is derived from castor bean oil. The Company’s current supplier of this product is Arkema, Inc. The Company does not currently have an agreement with Arkema for the supply of Nylon 11 and there is currently no other known supplier of Nylon 11. If the Company is unable to obtain Nylon 11 for its products, it will seek alternative options which may include similar biobased materials such as Nylon 1010 for which there are many known suppliers. The Company will include this disclosure in its future filings.

2.
We note that since March 15, 2012, the Company has posted in its website a number of press releases announcing important development in the commercialization efforts of the BioBlacksheet technology.  In particular, we note (i) the sales agreement with Tomark Industries, (ii) the manufacturing agreement with Stevens Urethane, and (iii) the completion of all technical UL certifications necessary for the shipment of BioBlacksheets to solar manufacturers.  We also note that disclosure of these material developments was not included in the first two quarterly reports, or reported pursuant to Items 1.01 or 8.01 of Form 8-K.  Please advise.  To the extent necessary, please include relevant disclosure in your future filings and file any material agreements as exhibits with your next periodic report.

BioSolar, Inc., 27936 Lost Canyon Road, Suite 202, Santa Clarita, CA 91387
Tel (661) 251-0001 • Fax (661) 251-0003 • www.BioSolar.com

Response: The Company will in the future disclose material developments in a current report on Form 8-K or in its quarterly or annual reports. The Company will include material agreements as exhibits with its quarterly report on Form 10-Q for the quarter ended September 30, 2012.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses your comments. Should there be any additional questions, please contact the undersigned or our counsel, Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/David Lee

David Lee Chief Executive Officer

BioSolar, Inc., 27936 Lost Canyon Road, Suite 202, Santa Clarita, CA 91387
Tel (661) 251-0001 • Fax (661) 251-0003 • www.BioSolar.com

2